

July 7, 2015

Via E-mail
Yuqiang Deng
Chairman of the Board
Sungy Mobile Limited
Floor 17, Tower A | China International Center
No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055
People's Republic of China

Re: Sungy Mobile Limited
Schedule 13E-3
Filed June 19, 2015 by Sungy Mobile Limited, et al.
File No. 005-87724

Dear Mr. Deng:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

1.   A representation exists that the filing of the Schedule 13E-3 "shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is `controlled' by any other Filing Person, or that any other Filing Person is an `affiliate' of the Company within the meaning of Rule 13e-3 under Section 13(e)…" Given that Rule 13e-3, by its terms, only applies to issuers or affiliates of the issuer, please revise the disclosure to reconcile this assertion with the text of the rule or delete the assertion.

2.   Instruction C to Schedule 13E-3 requires information called for by Items 3, 5, 6, 10, and 11 for each executive officer and director of the corporation filing the statement, each person controlling that corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. Please provide this information for each non-natural person that is named as a "Person[ ] Filing [the] Statement" on the cover page of the Schedule 13E-3, or advise.

Sungy Mobile Limited
c/o Yuqiang Deng
July 7, 2015
P a g e | **2**

3.   We note that the audited financial statements from the Form 20-F had been incorporated by reference into Item 13 of the Schedule 13E-3 in response to the disclosure requirement imposed by Item 1010(a) of Regulation M-A. The financial information appears to have been incorporated by reference in reliance upon Instruction 3(c) to Item 13. Notwithstanding this decision, the information so incorporated has not been identified in the exhibit table identified under Item 16 of Schedule 13E-3 as required by General Instruction F. Please revise Item 16 to include an express reference to such information. In addition, please be advised that the reference to "a copy" made in General Instruction F only refers to the concomitant need for the information to be physically filed with the Schedule 13E-3 and does not obviate the filers' responsibility to comply with the first sentence of such instruction, which conditions incorporation by reference of certain information upon the identification of such information in the exhibit table.

Proxy Statement, Exhibit 99(A)(1)

The Parties Involved in the Merger, page1; Annex E

4.   The Summary Term Sheet has not been limited to a description of the most material terms and appears to include, in the alternative, a comprehensive transaction summary. Please revise to summarize briefly only the material terms, or advise.

5.   Please revise to include the telephone number of each filing person, or advise. Refer to Item 1003(a) of Regulation M-A for guidance.

6.   Revise to include the principal business of each non-natural person specified under Instruction C to Schedule 13E-3, or advise. See Item 1003(b) of Regulation M-A.

7.   Disclose the principal business of the corporations/entities employing natural persons specified in Instruction C to Schedule 13E-3, or advise. See Item 1003(c)(1) of Regulation M-A 1003 for guidance.

8.   Please disclose the material occupations in the past five years of all of the natural persons specified in response to Instruction C of Schedule 13E-3. In these disclosures, also include the principal business and address of any corporation/entity in which the occupation was "carried on." See Item 1003(c)(2) of Regulation M-A for guidance.

Background of the Merger, page 29

9.   In order to satisfy the disclosure obligations of Item 9(b) of Schedule 13E-3 and corresponding Item 1015(b)(3) of Regulation M-A, the methods used in selecting Duff & Phelps must be described. At present, this disclosure only appears to have been produced in the proxy statement section entitled "Background of the Merger" beginning on page 29 and incorporated by reference to satisfy Item 9(a) of Schedule 13E-3. Please amend Item 9(b) of Schedule 13E-3 to incorporate this section by reference, or advise.

Sungy Mobile Limited
c/o Yuqiang Deng
July 7, 2015
P a g e | 3

Reasons for the Merger and Recommendation of the Special Committee and the Board, p. 37

10.   Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer.

Primary Benefits and Detriments of the Merger, page 57

11.   Revise to expressly indicate that the Buyer Group and the Company's directors and executive officers (to the extent continuing) also will become the beneficiaries of the future compliance cost savings that ranged from $1.9 - $2.2 million over the two most recently completed fiscal years.

Alternatives to the Merger, page 60

12.   Notwithstanding the approximate two alternatives considered, namely (a) initiation of a sale process and (b) remaining a public company, please discuss all "other alternatives" - as referenced in first sentence to the third paragraph in this section - to the merger that were considered. In addition, please provide the reasons for rejecting these other alternatives. To the extent no other alternatives were considered, disclose that negative response as required by General Instruction E to Schedule 13E-3. Refer also to Item 1013(b) of Regulation M-A and the instructions thereto for additional guidance.

Related-Party Transactions, page 69

13.   The proxy statement section titled "Related-Party Transactions" has been incorporated by reference in response to Item 1005(a) of Regulation M-A. Given that this proxy statement section depends on incorporation by reference to the Company's Annual Report on Form 20-F to provide additional information regarding related party transactions, please advise us, with a view toward revised disclosure, how this additional use of incorporation by reference is in accord with General Instruction F to Schedule 13E-3.

Vote Required, page 79

14.   We note that the proxy statement sections entitled "Rollover Agreement" and "Consortium Agreement" have been incorporated by reference in response to Item 12 of Schedule 13E-3 and corresponding 1012(d) of Regulation M-A. Notwithstanding these disclosures, please state how every executive officer, director or affiliate of the issuer (or any person specified in Instruction C to the schedule) intends to vote their subject securities, or advise. In addition, disclose the reasons for each person's intended action. See Item 1012(d) of Regulation M-A and the Instruction to Item 1012(d) for guidance.

Sungy Mobile Limited
c/o Yuqiang Deng
July 7, 2015
P a g e | 4

Financial Information, page 105

15.   A loss has been reported under Net Income for 2014. Revise the proxy statement where appropriate to indicate, if true, that Sunflower Parent Limited and its shareholders will become the beneficiaries of the issuer's future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable, and, if true, indicate that such savings will be realized on a recurring basis until the losses have been exhausted.

16.   The audited financial statements from Sungy Mobile's Form 20-F have been incorporated by reference in order to satisfy the disclosure obligation under Item 13. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is expected to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A.   Please revise to provide summary financial information that fully complies with Item 1010(c) of Regulation M-A for all periods specified by Item 13 of Schedule 13E-3, or advise.

Transactions in Shares and ADSs, page 107

17.   We note that the proxy statement section titled "Transactions in Shares and ADSs" has been incorporated by reference in response to Item 5 of Schedule 13E-3 and Item 1005(a) of Regulation M-A. Notwithstanding the existing disclosure, please advise us whether or not there have been any transactions during the past two years between the filing person (including any person specified in Instruction C of Schedule 13E-3) and the natural and non-natural persons listed under Item 1005(a)(1)–(2) of Regulation M-A.

Prior Public Offerings, page 107

18.   The disclosure regarding an initial public offering of ADSs that occurred in November 2013 appears incomplete. Please advise, with a view towards revised disclosure, how the existing narrative satisfies the standard imposed by Item 1002(e) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 108

19.   Item 1008(a) of Regulation M-A requires a statement of the aggregate number and percentage of subject securities that are beneficially owned by the directors and executive officers of the subject company. Please replace the asterisks in the table on page 108 of the proxy statement with the corresponding numbers and percentages, or advise.

Sungy Mobile Limited
c/o Yuqiang Deng
July 7, 2015
P a g e | 5

Exhibit 99(C)(2)

20.   The disclaimer states that materials were provided to the Special Committee "solely" for their use on a confidential basis and effectively may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to without Duff and Phelps' express written consent. Nearly identical disclosure appears on page 50 of Exhibit 99(A)(1). Please revise page 50 to disclose, if true, that Duff & Phelps has consented to the use of its materials for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. In addition, please include revised disclosure that removes any implication that Sungy security holders may not rely upon the information disclosed regarding Duff and Phelps' opinion. Alternatively, please revise to include the clarifying and qualifying disclosures recommended by the following Division guidance accessible via this link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer, its management, and each of the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from the issuer and each of the other filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Peter X. Huang, Esq.